UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-2736

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sport Chalet, Inc. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule	Page

Report of Registered Independent Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits	5

Statement of Changes in Net Assets Available for Plan Benefits	6

Notes to Financial Statements	7

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	12

All other schedules required under ERISA have been omitted as not applicable.

Exhibits

Exhibit 23.1, Consent of Registered Independent Public
Accounting Firm	15

Exhibit 23.2, Consent of Independent Public
Accounting Firm	16

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Savings Plan Committee
Sport Chalet, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Sport Chalet, Inc. Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Moss Adams LLP
Los Angeles, CA
June 28, 2006

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Sport Chalet, Inc. Employee Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Holthouse Carlin & Van Trigt LLP

Holthouse Carlin & Van Trigt LLP
Westlake Village, California
May 12, 2005

Sport Chalet, Inc. Employee Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2005	2004

Assets
Investments, at fair value	$5,378,605	$4,845,723
Investment, at contract value	517,582	362,659
Employee contributions receivable	22,635	20,934
Employer contributions receivable	3,095	15,772
Total net assets available for plan benefits	$5,921,917	$5,245,088

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2005

Additions
Employee contributions	$710,075
Employer contributions	87,397
Employee rollover contributions	4,368
Interest income	20,055
Net appreciation in fair value of investments	317,840
Total additions	1,139,735

Deductions
Benefit and withdrawal payments	459,397
Administrative expenses	3,509
Total deductions	462,906
Net increase in assets available for plan benefits	676,829

Net assets available for plan benefits at beginning of year	5,245,088
Net assets available for plan benefits at end of year	$5,921,917

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2005
1. Description of Plan

The following description of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) is provided for general informational purposes only. Participants and other interested parties should refer to the Plan documents for a more complete description of the Plan.

General

The Plan was established effective January 1, 1997 and is a defined contribution plan covering all employees of Sport Chalet, Inc. (the Company) who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees of the Company who have completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 100% of compensation, as defined, each payroll period, up to the maximum permitted by the Plan and relevant Internal Revenue Code provisions. The maximum salary deferral limit for 2005 and 2004 was $14,000 and $13,000, respectively. For the year ended December 31, 2005, the Company made matching contributions of 25% of the participant’s deferral up to a maximum of 1% of compensation.

“Rollover” contributions from other qualified plans are accepted by the Plan.

Participants’ Accounts

Individual accounts are maintained for each participant which are adjusted for the employee’s and the employer’s contributions, investments’ earnings and changes in value.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their account balance in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the commercial bank’s prime rate plus 2%. As of December 31, 2005, outstanding participant loans were $129,049, bearing interest at rates of 6.0% to 6.75%.

Vesting

Participants are immediately vested in their contributions and the related earnings and losses on such contributions. The Company’s matching contributions, and the related earnings and losses on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $2,842 and $3,794, respectively. During the year ended December 31, 2005, administrative expenses and employee contributions were reduced by $1,124 and $1,718, respectively, from forfeited nonvested accounts.

Income Tax Status

The Plan is the subject of a favorable opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to maintain the tax qualified status of the Plan.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Prudential Retirement Insurance & Annuity Company (Prudential).

Investments

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value, loans are stated at the unpaid principal amount, and guaranteed insurance contracts are at contract value. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay benefits. The investments and changes therein of the trust funds have been reported to the Plan by Prudential using fair value.

Investments are valued daily and investment sales are recognized on a trade-date basis. Interest income is recognized on the accrual basis and dividends are recognized on the ex-dividend date.

Expenses of the Plan

Certain expenses, such as fees for the registered independent public accountants, incurred in the administration of the Plan and not paid for by forfeitures or participants are paid by the Company. The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Benefits are recorded when paid.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Standards Effective in Future Periods

In December 2005, the Financial Accounting Standards Board (“FASB”) approved a FASB Staff Position (“FSP”) that addresses the application of contract value accounting for benefit-responsive investment contracts, such as the Prudential Guaranteed Income Fund. This FSP will require the presentation of both the fair value and the contract value of benefit-responsive investment contracts in the Plan’s financial statements, and will change the footnote disclosure of such investment contracts. The FSP will be effective for Plan years ending after December 15, 2006 and the adoption is not expected to have a material impact on the Plan’s financial statements.

3. Investments

Investments in the Plan are held by Prudential and are participant-directed. Plan participants may direct contributions to any investment options offered by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following details investments at December 31, 2005 and 2004, that had a fair value representing 5% or more of the Plan’s net assets available for plan benefits:

	2005	2004
Mid Cap Growth/Artisan Partners Fund	$610,632	$515,980
Core Bond/BSAM Fund	$320,905	$331,661
Dryden S & P 500 Index Fund	$1,493,401	$1,382,022
Large Cap Value Fund/Wellington Mgmt.	$1,141,706	$1,042,801
Guaranteed Income Fund	$517,582	$362,659
American Century Ultra Account	$388,594	$379,577

Plan investment options include a Guaranteed Interest Contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The annual yield for this account was 3.10% for the year ended December 31, 2005.

During 2005, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual Funds	$274,958
Corporate Stock	42,882
Net Appreciation	$317,840

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

4. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants’ rights to all the amounts in their accounts become nonforfeitable.

Sport Chalet, Inc. Employee Retirement Savings Plan
EIN: 95-4390071 Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Investment	Current Value
Prudential Retirement Insurance	Guaranteed Income Fund	$517,582
Prudential Retirement Insurance	Balanced I Fund/Wellington Mgmt.	55,198
Prudential Retirement Insurance	Lifetime 60 Fund	2,409
Prudential Retirement Insurance	Lifetime 50 Fund	8,516
Prudential Retirement Insurance	Lifetime 40 Fund	20,163
Prudential Retirement Insurance	Lifetime 30 Fund	104,137
Prudential Retirement Insurance	Lifetime 20 Fund	90,000
Prudential Retirement Insurance	Core Bond/BSAM Fund	320,905
Prudential Retirement Insurance	Dryden S & P 500 Index Fund	1,493,401
Prudential Retirement Insurance	Small Cap Growth/TimesSquare Fund	134,718
Prudential Retirement Insurance	Small CapValue/Perkins Wolf McDonnell Fund	183,067
Prudential Retirement Insurance	American Century Ultra Account	388,594
Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners Fund	610,632
Prudential Retirement Insurance	Templeton Foreign Account-Class A Shares	25,062
Prudential Retirement Insurance	Large Cap Value Fund/Wellington Mgmt.	1,141,706
Prudential Retirement Insurance	Mid Cap Value Fund/Wellington Mgmt.	12,732
Prudential Retirement Insurance	Oppenheimer Global Fund-Class A Shares	258,593
Prudential Retirement Insurance	Calvert Social Inv. (CSIF) EQ-A	99,158
National Financial Services	Sport Chalet Common Stock A	254,453
National Financial Services	Sport Chalet Common Stock B	46,112
	Participant Loans (Interest at 6.0% to 6.75%)	129,049
	Receivable Contributions	25,730
		$5,921,917

See auditors’ report and accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPORT CHALET, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

Dated: May 12, 2006	By	/s/ Howard K. Kaminsky
Howard K. Kaminsky,
Trustee

By	/s/ Dennis Trausch
Dennis Trausch,
Trustee

Exhibit Index

Exhibit
Number	Description	Page

23.1	Consent of Registered Independent Public Accounting Firm	15

23.2	Consent of Independent Public Accounting Firm	16